Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Hillenbrand, Inc. for the registration of $500 million of debt securities or guarantees for debt securities and to the incorporation by reference therein of our reports dated November 15, 2023, with respect to the consolidated financial statements of Hillenbrand, Inc., and the effectiveness of internal control over financial reporting of Hillenbrand, Inc., included in its Annual Report (Form 10-K) as of and for the year ended September 30, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio

February 7, 2024